                                                                       EXHIBIT 1

ZAPATA REPORTS INCOME                         FOR IMMEDIATE RELEASE
FOR FIRST 1994 QUARTER                        January 31, 1994

  HOUSTON--Zapata Corporation reported net income of $17.3 million for the first quarter of fiscal 1994, which ended December 31, 1993, compared with net income of $1.0 million for the first quarter of the previous year, Zapata Chairman and Chief Executive Officer R.C. Lassiter announced today.

  "The improvement in net income for the first quarter of 1994 compared with the previous year is attributable to a pretax gain of $33.8 million from the sale of
3.75 million shares of Zapata's Tidewater Inc. common stock," Lassiter said. Zapata used most of the $77.8 million in proceeds from the sale to prepay 13 percent senior debt and strengthen the Company's balance sheet. As a result, Zapata's debt totalled $74.5 million at the end of the quarter.

  "Zapata's financial condition today is significantly improved from that of any time in recent history and the company is poised for future growth," Lassiter said. "Total debt of $74.5 million compares very favorably to stockholder's equity of $194.6 million. Zapata's investment in net property and equipment of $149.4 million has grown considerably from the $96.3 million of one year ago."

  As a result of lower gas production volumes in the Gulf of Mexico, however, Zapata's operating income of $2.2 million for the first quarter of fiscal 1994 was below the $2.5 million reported for that of the year-earlier quarter. While other operating divisions (including newly-acquired Energy Industries) reported improved results, operating income from Zapata's oil and gas division fell from $3.0 million during the first quarter of fiscal 1993 to $200,000 for the first quarter of 1994.

  "Production difficulties in the company's principal gas field, the Wisdom field, have been thoroughly analyzed and efforts to restore production will begin in February," the Zapata Chairman said. "We had anticipated a December start-up, but the lack of workover rig availability delayed the project."

  Zapata's 1994 first quarter financial statements include theresults from Energy Industries, a major international supplier of natural gas compression equipment and services, which Zapata acquired in November. During the two-month period, Energy Industries contributed operating income of $1.0 million on revenues of $12.6 million.

  As a result of the addition of gathering systems and processing facilities acquired during 1993, Zapata's natural gas gathering/processing subsidiary, Cimarron Gas Companies, Inc., improved its operating results from the year-earlier period. Despite lower prices for natural gas liquids caused by falling oil prices, Cimarron had operating income for the 1994 first quarter of $600,000 on $43.5 million of revenues. The 1993 quarterly results included $200,000 of Cimarron's operating income on revenues of $50.7 million.

  Zapata's marine protein operations reported improved operating performance during the quarter based on increased sales volumes of fish meal and fish oil. Divisional operating income totalled $1.8 million for the first quarter of 1994, versus operating income of $500,000 for the year-earlier quarter. Revenue for the first quarter of 1994 was $20.7 million, compared with $13.0 million a year earlier.

  Zapata Corporation (NYSE symbol: ZOS) is a Houston-based international company primarily involved in natural gas services. Zapata rents, fabricates and services natural gas compression packages, as well as gathers and processes natural gas. Zapata also produces natural gas and marine protein products.

                                   - - 0 - -

CONTACTS: Barney White, Vice President--Corporate Affairs,
          (713) 940-6240

          David Skarke, Vice President--Corporate Development,
          (713) 940-6148

                                   - - 0 - -

INCOME STATEMENT: FIRST FISCAL QUARTER
- -----------------------------------------
(Unaudited; in millions, except per share)

                                         1994    1993
                                        ------  ------

Revenues                               $ 80.2  $ 70.9
                                       ------  ------
Expenses:
   Operating                             70.1    61.8

   Depreciation                           3.5     3.7
   Administrative                         4.4     2.9
                                       ------  ------
                                         78.0    68.4
                                       ------  ------
Operating income                          2.2     2.5
                                       ------  ------
Interest expense, net                    (3.0)   (3.4)
                                       ------  ------
Other income:
   Gain on sale of Tidewater
      common stock                       33.8     ---
   Other                                 (6.3)    1.9
                                       ------  ------
                                         27.5     1.9
                                       ------  ------
Income before income taxes               26.7     1.0

Provision for income taxes                9.4     ---
                                       ------  ------
Net income                               17.3     1.0

Preferred stock dividends                 0.1     0.1
                                       ------  ------
Net income available to common stock   $ 17.2  $  0.9
                                       ======  ======
Net income per common share            $ 0.11  $ 0.01
                                       ======  ======
Average common shares and
  equivalents outstanding               155.0   129.9

          --0--

DIVISIONAL REVENUES AND OPERATING INCOME:  FIRST FISCAL QUARTER
- ---------------------------------------------------------------
(Unaudited; in millions)




                                        1994    1993
                                       ------  ------
Revenues
   Natural Gas Compression             $12.6   $ ---

   Natural Gas Gathering/Processing     43.5    50.7

   Oil & Gas                             3.4     7.2

   Marine Protein                       20.7    13.0
                                       -----   -----
                                       $80.2   $70.9
                                       =====   =====

Operating income (loss)
   Natural Gas Compression             $ 1.0   $ ---

   Natural Gas Gathering/Processing      0.6     0.2

   Oil & Gas                             0.2     3.0

   Marine Protein                        1.8     0.5

   Corporate                            (1.4)   (1.2)
                                       -----   -----
                                       $ 2.2   $ 2.5
                                       =====   =====



                  --0--




BALANCE SHEET:  FIRST FISCAL QUARTER
- --------------------------------------------------------------
(Unaudited; in millions)

                                              December 31
                                              1993     1992
                                             ------   ------
Assets
- ------
Cash and cash equivalents                     $ 22.0   $ 30.3
Receivables                                     33.8     25.0
Inventory                                       53.3     23.8
Other current assets                             2.9      3.5
                                              ------   ------
    Total current assets                       112.0     82.6
                                              ------   ------
Investments                                     12.2    115.0
Goodwill                                        27.6      1.9
Other assets                                    24.7     16.9
                                              ------   ------
                                                64.5    133.8
                                              ------   ------
Property and equipment                         193.9    128.1
Less accumulated depreciation                  (44.5)   (31.8)
                                              ------   ------
                                               149.4     96.3
                                              ------   ------
    Total assets                              $325.9   $312.7
                                              ======   ======

Liabilities/Stockholders' Investment
- ------------------------------------
Current maturities                            $  2.9   $ 19.8
Other current liabilities                       41.4     35.0
                                              ------   ------
     Total current liabilities                  44.3     54.8
                                              ------   ------
Long-term debt                                  71.5    116.1
Other liabilities                               15.5     14.7
Stockholders' investment                       194.6    127.1
                                              ------   ------
      Total liabilities/stockholders'
         investment                           $325.9   $312.7
                                              ======   ======
